ICICI BANK LIMITED

ICICI Bank Towers
Bandra-Kurla Complex
Mumbai 400051, India
Tel: 011-91-22-2653-1414

FWP

Form FWP
Filed on 12/05/2005
File Number 333-129753

Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No.: 333-129753

Certain information provided to the press by ICICI Bank’s CEO and CFO

ICICI Bank Limited (“ICICI Bank”) management has provided certain information to journalists at and after the launch of the offering by ICICI Bank of equity shares in India and other jurisdictions outside the United States, where permitted, for which an Indian prospectus was filed with the Registrar of Companies in India (the “Indian public offering”). The Indian public offering is conducted pursuant to Regulation S under the Securities Act of 1933 , as amended. Concurrently with the Indian public offering, ICICI Bank is also conducting an offering of American Depositary Shares, representing equity shares (the “ADS offering”), for which it filed a registration statement on Form F-3 (File No. 333-129753) with the SEC on November 16, 2005, as amended on November 25, 2005 (the “U.S. Registration Statement”).

The information below was provided by Mr. K.V. Kamath, Managing Director & Chief Executive Officer, at the launch of the Indian public offering in India on November 24, 2005 and by Ms. Vishakha Mulye, Chief Financial Officer & Treasurer, in a telephonic conversation subsequent to the announcement of the price band of the equity shares offered in the Indian public offering. The information provided formed the basis for a press article released by Bloomberg on December 1, 2005.

1.	Mr. K.V. Kamath was quoted as saying: “The consumer credit market this year will be something like 2 trillion rupees. We have roughly 32% share of this market. The opportunity is huge.”

2.	Ms. Vishakha Mulye was quoted as saying: “The fundamentals of the bank and growth prospects should attract investors.”

3.	Ms. Mulye also expressed the view that it may take time to judge demand because a change in rules requires institutional investors to pay for 10% of the amount of stock they bid for as margin money and that institutional demand may be spread over the duration of the sale, unlike last year when demand outstripped the amount of stock on offer within half an hour of the sale’s start.

Bloomberg interview with CFO of ICICI Bank

On November 25, 2005, Ms. Mulye granted an interview to Bloomberg in India. It has come to the attention of ICICI Bank that the interview may have been distributed inside the United Sates in recent days. The full transcript of the interview is provided below.

Transcript of interview

“Nov. 25 (Bloomberg) -- Vishakha Mulye, chief financial officer of ICICI Bank Ltd., talks with Bloomberg's Ron Madison from Mumbai about the company's share sale aimed at raising 80.5 billion rupees ($1.75 billion), the outlook for hiring and overseas business. ICICI is India's second-largest bank.

Bloomberg: Why should investors be interested in the shares?

ICICI: We are the fastest growing bank in India, as you rightly said. We are the largest private sector bank in the country. To look at India.. in India there's a growing economy. The consumer finance in the country is growing very fast. If you look at consumer finance to the GDP in India, it's only 10 percent which is very low compared to many economies. And we believe that if there's growth in the future, we are best placed to take advantage of that opportunity.

Bloomberg: How do you ensure the bank doesn't get into trouble with bad loans when the bull market turns to bear?

ICICI: As I said, there's a large potential in India where consumer growth is concerned. It's only 10 percent of the GDP is the consumer finance. Also over the last 2 to 3 years, we have developed the systems within the bank monitor these loans, to do collections, as well as creating the procedures to select the right loans.

Bloomberg: I want to take a look at some of the other assets that you have like general insurance, asset management unit as well. When will these other units IPO?

ICICI: There are certain, particularly for insurance, there are certain regulations in it India, according to regulations presently in India only 26 percent of the insurance company can be held by foreigners. And as you know, in the life insurance company, we have Prudential of the UK as a partner. So as and when these regulations get changed, we would look at divesting and probably a public offering.

Bloomberg: Let's take a look at your international business a bit closer right now. How much revenue from your overseas business contribute to the overall amount in say, the next three years?

ICICI: At the moment, of course, the international business is around 10 to 12 percent of our asset base. That's around $5.4 billion presently. Going forward, we see great potential in this business. I don't want to make any future statement. But what I can say at this stage is, the business looks extremely promising as we go forward.

Bloomberg: How many more employees do you see the company hiring in the next three years?

ICICI: We were 18 thousand employees as of March 31st, and we're already 23 thousand 500. So the trend going forward, the amount may not be very large, but still we would continue to hire a large number of people.

Bloomberg: Why specifically will you need to start hiring more?

ICICI: Because we're a growing bank. And as you know, in the past, I can't again say anything about the future. But if you go by the trend that we've seen in the past, then our balance sheet has grown by almost 40 percent. If you look at our advances, year-on-year, they've grown in the region of around 50 to 53 percent. And within that, consumer finance has grown by almost 70 percent. If you by what I said, that India is a growing economy, and as we ride on that curve, then the past trend would continue. And because we are a growing bank, we would need people but we may not need the kind of people that we have hired in the past. The incremental number of people would be lower but we would continue to hire people.

Bloomberg: How is ICICI differentiating itself from its rivals in this competitive market?

ICICI: Clearly the differentiation is in the use of technology that we've articulated in the past. In all our product delivery, you know, we use technology very effectively. If you look seeling of our consumer loans, there are banks in India who have a large number of physical presence, they have a large number of branches, and this number is 10 times, 20 times more than us. Whereas if you look at our consumer finance, the leader today, what we have done is we have used the ultimate channel, the technology very attractively to actually sell our products than just relying on the physical presence. And I think that will is going to be the differentiator as we go forward. And of course the financial capital and the human capital, would be the other differentiating factors as we go forward.”

Balancing statements

The media quotes above from the CFO and the CEO should be balanced against the fuller context of their presentations and the more complete information provided in ICICI Bank’s SEC filings. In particular, investors should note that the CEO and CFO's statements included forward looking statements about growth and opportunities, including statements such as “great potential”, “opportunity is huge”, “best placed”, “very promising”, “large potential”, “growth in the future”, “differentiating factors as we go forward”, “the past trend would continue”, that are subject to the risk factors and forward-looking statements safe harbors included in those SEC filings. Investors should also note that the information as to the consumer credit market and the international business and statements that the “opportunity is huge”, “large potential”, “great potential in this business”, “looks extremely promising as we go forward”, “the past trend would continue” and similar statements are statements about the entire Indian banking market over time, refer to projected annual loan disbursals and, in certain cases, increases in outstanding receivables balances and include ICICI Bank and its competitors (including both banks and non-bank finance companies). Market size, competitors’ business volume and market share data are good faith estimates based, among other things, on internal surveys and assumptions made by ICICI Bank’s management and the data quoted may be approximations of higher or lower figures arrived at on this basis. Ms. Mulye’s statements about institutional investors and demand prospects were comments on the effect of new rules governing Indian public offerings generally, including ICICI Bank’s Indian public offering. Ms. Mulye’s statement about institutional investors and demand prospects, while factually accurate, is not an exact quotation and was edited by the journalists. Ms. Mulye’s statement about ICICI Bank’s monitoring of loans and procedures to select the right loans should be read in the context of the more detailed information and data on ICICI Bank’ risk management procedures, loan portfolio and impaired loans contained in its annual report on Form 20-F for the year ended March 31, 2005 and the U.S. Registration Statement. Finally, Ms. Mulye’s statements about future plans for ICICI Bank’s insurance business should be viewed in the context of management’s continuous weighing of strategic business options which may change in the future depending on various factors, including changes in Indian regulations.

The statements by ICICI Bank management above were made as part of offshore press conferences pursuant to Rule 135e under the Securities Act of 1933, as amended (the “Securities Act”) and investors are reminded that offers in the Indian public offering are not made to U.S. persons, as defined in Regulation S under the Securities Act. ICICI Bank has filed a registration statement (including a prospectus) with the SEC for the offering of American Depositary Shares, representing equity shares, to which this communication relates. Such registration statement has not yet become effective and the American Depositary Shares or equity shares may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. Before you invest, you should read the registration statement and other documents that ICICI Bank has filed with the SEC for more complete information about ICICI Bank and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, ICICI Bank will arrange to send you the prospectus if you request it by calling Rakesh Jha at 011-9122-2653-6157 or Anindya Banerjee at 011-91-22-2653-7131.